XSUNX, INC.
                                  65 ENTERPRISE
                              ALISO VIEJO, CA 92656


                                                              December 8, 2005


VIA ELECTRONIC SUBMISSION
-------------------------
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

            Re: Registration Statement on Form SB-2 (the "Company") Initially Filed August 16, 2005
                  File No. 333-127613

Ladies and Gentlemen:

The Company hereby respectfully requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the "Commission") consent to the withdrawal by the Company of its Registration Statement on Form SB-2 filed with the Commission on August 16, 2005 (File No. 333-127613) (the "Registration Statement"). No securities were offered or sold pursuant to the Registration Statement.

The Company requests this withdrawal because it has elected not to pursue the registration of the securities included therein at this time. Please apply the Company's filing fee to its account with the Commission.

Thank you for your assistance in this matter.


                                         XSUNX, INC.

                                         By: /s/ Tom Djokovich
                                             -----------------------------------
                                             Tom Djokovich
                                             Chief Executive Officer